January 28, 2011

Via Edgar Transmission

Securities and Exchange Commission

Attn: Robert Carroll, Brad Skinner, John Lucas, Alexandra Ledbetter

100 F Street NE

Washington, D.C. 20549

Re:	TransAtlantic Petroleum Ltd.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Form 10-Q for the Quarter Ended September 30, 2010

Filed November 15, 2010

File No. 001-34574

Ladies and Gentlemen:

On behalf of TransAtlantic Petroleum Ltd. (the “Company”), reference is made to the letter dated December 29, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K of the Company for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010 (the “Form 10-K”) and the Form 10-Q of the Company for the quarter ended September 30, 2010, filed with the Commission on November 15, 2010 (the “Form 10-Q”). The following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response thereto set forth immediately under such comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Customers, page 9

1.	We note that sales of crude oil to TPAO and TUPRAS accounted for 98.2% of your total 2009 revenues, and that the loss of any of your major customers could have a material adverse effect on you. Please revise to disclose the material terms of your agreements with these customers. In addition, file your agreements with these customers as material contracts pursuant to Item 601(b)(10) of Regulation S-K, or explain why they do not need to be filed.

Response:

The Company, through its wholly-owned subsidiary, TransAtlantic Exploration Mediterranean International Pty. Ltd. (“TEMI”), entered into a Domestic Crude Oil Purchase/Sale Agreement (the “Agreement”) with Türkiye Petrol Rafinerileri A.Ş. (“TUPRAS”), a privately-owned oil refinery in Turkey, effective as of January 26, 2009. Under the Agreement, TUPRAS purchases crude oil produced by TEMI and delivered to TEMI’s BOTAŞ/Batman tanks and to the BOTAŞ/Dörtyol plant. The price of the crude oil delivered pursuant to the Agreement is determined under the Petroleum Market Law No. 5015 under the laws of the Republic of Turkey. The Agreement has an initial one-year term, which automatically renews thereafter for successive one-year terms unless earlier terminated in writing by either party.

The Company, through TEMI, also entered into a Domestic Crude Oil Swap Agreement (the “Swap Agreement”) with Türkiye Petrolleri Anonim Ortakliği (“TPAO”), a Turkish government-owned oil and gas company, effective as of January 1, 2009. Under the Swap Agreement, TPAO purchases crude oil produced by TEMI from the Selmo oil field. The Swap Agreement requires TEMI to deliver oil in-kind for the royalties due to the Republic of Turkey. In addition, the Swap Agreement requires TEMI to pay 3% of the insurance amount paid by TPAO to cover transportation of crude oil. Pricing of the crude oil delivered pursuant to the Swap Agreement is determined by a pricing formula provided under Petroleum Market Law No. 5015 under the laws of the Republic of Turkey. The Swap Agreement has an initial one-year term, which automatically renews thereafter for successive one-year terms unless earlier terminated in writing by either party.

The Company will file these agreements in connection with the Company’s Form 10-K for the year ended December 31, 2010 and will include disclosure substantially similar to the foregoing in that filing.

Properties, page 22

Turkey

2.	We note the disclosure regarding the Edirne field which indicates that you “expect our net production to exceed 5.5 million cubic feet of natural gas per day starting in the second quarter of 2010.” Explain to us the basis for this assertion.

Response:

The Company based its assertion on well production tests of eight natural gas wells previously drilled, tested and completed in the Edirne field. The wells were scheduled to begin producing natural gas for sale upon the commissioning of a natural gas gathering system and facilities in April 2010. Actual initial sales production from the Edirne field was slightly higher than the Company’s original estimate.

Summary of Oil and Gas Reserves, page 28

3.	Please provide the disclosure required by Item 1202(a)(6) of Regulation S-K, or explain why this disclosure is not required.

Response:

The technologies and economic data used in the estimation of the Company’s proved reserves include, but are not limited to, electrical logs, radioactivity logs, core analyses, geologic maps and available downhole and production data, seismic data and well test data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves or other performance relationships. Reserves attributable to producing wells with limited production history were estimated using performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Oil and Gas Properties, Wells, Operations, and Acreage, page 32

4.	We note that you control a substantial amount of undeveloped acreage. Please explain to us how you concluded that no disclosure of minimum remaining lease and concession terms was required under Item 1208(b) of Regulation S-K.

Response:

The Company determined that none of its leases and concessions for undeveloped acreage were material and therefore the minimum remaining terms were not required to be disclosed under Item 1208(b) of Regulation S-K. In addition, the Company notes that none of its proved reserves were located on undeveloped acreage. The following discusses the Company’s undeveloped leases and concessions by country.

Turkey: The Company disclosed the remaining terms of its undeveloped leases and concessions in Turkey on pages 22 and 23 of the Form 10-K. As of December 31, 2009, the Company did not deem any of its individual undeveloped licenses or concessions in Turkey to be material. In future filings, the Company will disclose the remaining terms of its undeveloped licenses and concessions if the Company deems such licenses and concessions to be material.

Morocco: The Company disclosed the remaining terms of its Guercif, Ouezzane-Tissa and Asilah exploration permits on pages 24 and 25 of the Form 10-K. As of December 31, 2009, the Company did not deem any of its individual undeveloped licenses or concessions in Morocco to be material. In future filings, the Company will disclose the remaining term of its Tselfat exploration permit if the Company deems the exploration permit to be material.

Romania: The Company had completed all of its drilling obligations and other commitments on its undeveloped licenses and concessions in Romania. As of December 31, 2009, the Company did not deem any of its individual undeveloped licenses or concessions in Romania to be material.

Controls and Procedures, page 49

5.	We note your disclosure regarding your plan for remediating the material weaknesses identified in this section with respect to your controls and procedures. Based on your subsequent disclosure in your quarterly reports, it is unclear whether you have taken steps to implement this plan. In future filings, as you disclose changes in your internal control over financial reporting, please discuss more fully your progress in implementing the remediation plan. In your response, please explain to us, with a view toward disclosure, your implementation timetable. Refer to Item 308(c) of Regulation S-K.

Response:

In future filings, as the Company discloses changes in its internal controls, the Company will expand its disclosure of its progress under its remediation plan. The Company does not currently have a definite implementation timetable with respect to its remediation plan, but will provide one upon the filing of the Company’s Form 10-K for the year ended December 31, 2010.

Executive Compensation, page 54

6.	We note that you have provided compensation disclosure for only four executive officers, including your chief executive officer, your chief financial officer, and “[your] only other two executive officers as of December 31, 2009, Jeffrey S. Mecom and Scott C. Larsen.” Please tell us how you determined that you have included all the individuals covered by Item 402(a)(3)(iii) of Regulation S-K. In your response, please address whether any officer(s) not named in the summary compensation table is a vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or is an officer or person who performs a policy making function. Refer to Item 402(a)(3) (persons covered by Item 402) and Exchange Act Rule 3b-7 (definition of “executive officer”).

Response:

The Company determined that it had only four executive officers within the meaning of Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2009, each of whom was included in the Summary Compensation Table. Other than the four executive officers named in the Summary Compensation Table, the Company determined that it had no other officers that were a vice president of the Company in charge of a principal business unit, division or function, or who performed a policy-making function for the Company.

Short-Term Incentive Compensation, page 55

7.	We note your disclosure at page 55 that “[c]ash bonuses are based on the officer’s performance, the officer’s contribution to achieving corporate goals and [your] achievement of goals set by the board of directors.” For each officer, please describe the specific contributions that were considered by the compensation committee in its evaluation and determination of the bonus amount awarded to the officer. The same comment applies to your disclosure regarding the grants of restricted stock units to Mr. McCann, Ms. Kouvelis, Mr. Larsen and Mr. Mecom, which were in part to recognize “the executives’ contributions to the achievement of [your] goals in 2008.” Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

In determining the bonus amount awarded to each executive officer, the Company’s compensation committee considered the executive officer’s general performance and general contributions towards the Company’s achievement of corporate goals in 2009 and 2008, including the completion of two equity offerings, the acquisition and integration of Incremental Petroleum Limited and the acquisition and integration of Talon Exploration, Ltd. (formerly Energy Operations Turkey, LLC). The compensation committee did not evaluate any specific contributions of the executive officers in determining bonus amounts.

Similarly, for the grant of restricted stock units on February 9, 2009, the compensation committee considered each executive officer’s general performance and general contributions towards the Company’s achievement of corporate goals in 2008, including the strategic transformation of the Company in 2008, the completion of a private placement and the acquisition of Longe Energy Limited, in determining the amount of restricted stock units to be awarded to such executive officer.

In each case, the compensation committee did not assign any specific weights to the achievement of corporate goals or to an executive officer’s specific contributions towards the Company’s achievement of corporate goals nor did it use any formulas to determine the appropriate bonus amounts and restricted stock units to be awarded to the executive officers in 2009 or 2008, except as already disclosed in the Form 10-K. In addition, no one corporate goal or executive officer’s specific contributions towards the achievement of corporate goals was considered material to the ultimate determination of the bonus amounts or grants of restricted stock units to be awarded to that executive officer.

Employment Agreements, page 58

8.	We note your disclosure that you entered into an “oral arrangement” with Mr. McCann in January 2009 with respect to his compensation. Please file a written description of this agreement, as required by Item 601(b)(10) of Regulation S-K, or tell us why this is not required. For guidance, refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov.divisions/corpfin/guideance/regs-kinterp.htm.

Response:

Mr. McCann is an at will employee of the Company and the Company is not a party to any binding arrangement or contract with Mr. McCann regarding his employment. As a result, the Company does not believe that filing a written description is required by Item 601(b)(10) of Regulation S-K. In future filings, the Company will clarify its disclosure regarding Mr. McCann’s employment as follows:

The Company hired Mr. McCann as an at will employee in January 2009. He is paid an annual base salary of $200,000 and is eligible to receive a bonus at the discretion of the compensation committee and to participate in all other benefit plans (including the Company’s long-term incentive compensation plan) made available to the Company’s executives resident in the United States. Mr. McCann did not receive an employment agreement, severance package, guaranteed bonus amount, or any other perquisites or personal benefits.

Consolidated Financial Statements, page F-1

Balance Sheet, page F-4

9.	Currently, your balance sheet and the notes to your financial statements include captions for mineral interests proved and mineral interests unproved. Explain how this classification takes into consideration the guidance of ASC paragraphs 932-235-50-13 and 932-360-25-4.

Response:

Note 7 to the Company’s Consolidated Financial Statements in the Form 10-K discloses the net book value of uncompleted wells, equipment and facilities, as well as gas gathering systems and facilities. This breakdown of capitalized costs from the Balance Sheet in the Form 10-K was made in accordance with ASC 932-360-25-4 which includes broad definitions for categorizing oil and gas producing activities. ASC 932-235-50-13 requires disclosure of capitalized balances of major classes of depreciable assets, by nature or function. ASC 932-235-50-13 further states that either separate disclosure of capitalized costs for asset categories in paragraph 932-360-25-4 or for a combination of those categories often may be appropriate. The Company believes that the disclosures in Note 7 of the Company’s Consolidated Financial Statements in the Form 10-K represent a reasonable combination of the categories outlined in ASC 932-360-25-4.

Notes to Consolidated Financial Statements, page F-8

Note 2. Significant Accounting Policies, page F-9

Oil and Gas Properties

10.	Revise your disclosure under this section to clearly differentiate between those costs that are depleted over total proved reserves and those costs that are depleted over total proved developed reserves. See ACS paragraph 932-360-35-6 and 932-360-35-7.

Response:

ASC Topic 932-360-35-6 provides that acquisition costs of proved properties should be amortized by the unit-of-production method using total proved reserves and ASC Topic 932-360-35-7 provides that exploratory well costs and additional development costs should be amortized by the unit-of-production method using proved developed reserves. At December 31, 2009, the Company’s oil and gas properties are comprised of $41,600,000 relating to acquisition costs of proved properties which are being amortized by the unit-of-production method using total proved reserves and $11,400,000 relating to exploratory well costs and additional development costs which are being amortized by the unit-of-production method using proved developed reserves.

In future filings, the Company will enhance its financial disclosures to clarify the methods used to amortize the Company’s oil and gas properties to distinguish that acquisition costs of proved properties are being amortized by the unit-of-production method using total proved reserves and exploratory well costs and additional development costs are being amortized by the unit-of-production method using proved developed reserves. The Company will also further provide disclosure regarding the net book value of acquisition costs of proved properties which are being amortized by the unit-of-production method using total proved reserves and the net book value of exploratory well costs and additional development costs which are being amortized by the unit-of-production method using proved developed reserves.

Note 7. Property and equipment, page F-17

11.	We note the line item Inventory included in Drilling Services and Other Equipment. Explain to us the nature of amounts reported under this item. Tell us why these amounts have been reported as long term assets, and why they will be subject to depreciation when the equipment has been placed into service.

Response:

At December 31, 2009, the majority of the Company’s current or planned drilling activity was for projects where the Company would bear 100% of the costs either because it owned a 100% interest in the project or because the terms of a joint operating agreement specified that the Company would be responsible for the costs of drilling up to a certain point. As such, at December 31, 2009, there were no inventory items that would be used solely for third party drilling. At December 31, 2009, the inventory items included within the “Drilling Services and Other Equipment” line item were primarily acquired for use in the Company’s future drilling or repair operations and were comprised of oil and gas drilling or repair items, such as tubing, casing, chemicals, operating supplies and ordinary maintenance materials and parts. At December 31, 2009, the predominant portion of the Company’s inventory was steel tubing and casing.

The Company classifies its materials and supplies inventory, including steel tubing and casing, as a long term asset because such material will ultimately be classified as a long term asset when the material is used in the drilling of a well. Once material is used in a successful well, it is capitalized as assets within the “Oil and Gas Properties: Mineral Interest: Proved” line item in accordance with ACS 932-360-25-16 and is depleted. If the materials are used in an abandoned well, the materials cost used will be expensed within the line item labeled “Exploration, Abandonment, and Impairment”.

The definition of inventory under ASC 330-10-20 excludes long-term assets subject to depreciation accounting, or goods which, when put into use, will be so classified. Since the materials and supplies inventory will be classified as long-term assets under the caption “Oil and Gas Properties” when put into use, the classification of these amounts as current inventory would not be appropriate.

Note 21. Supplemental oil and natural gas reserves and standard measure information (unaudited), page F-34

12.	We note that you report your proved reserves, including changes therein, on a combined basis without providing information regarding the underlying geographic area(s). Explain how this disclosure takes into consideration the guidance in ACS paragraph 932-235-50-6.

Response:

All of the Company’s proved reserves reported in Note 21 to the Company’s consolidated financial statements in the Form 10-K are located in Turkey. While the Company has some production from properties in the United States, the reserves in the United States are not significant nor material to the Company and therefore are not reported. In future filings, the Company will clarify that all of its proved reserves are located in Turkey.

Form 10-Q for the quarterly period ended September 30, 2010

Consolidated Financial Statements, page 3

Notes to Consolidated Financial Statements, page 7

Note 6. Property and Equipment, page 15

13.	Regarding your oil and gas properties, please provide us with the following supplemental information:

•	The amount of capitalized exploratory well costs that is pending the determination of proved reserves of December 31, 2009 and September 30, 2010.

Response:

The amount of the Company’s capitalized exploratory well costs as of December 31, 2009 and September 30, 2010 are $7,918,000 and $22,556,000, respectively.

•	The amount of exploratory well costs that, as of September 30, 2010, have been capitalized for a period of greater than one year after the completion of drilling.

Response:

No amount of the Company’s exploratory well costs as of September 30, 2010 have been capitalized for a period of greater than one year after completion of drilling.

•

For exploratory well costs that, as of September 30, 2010, continue to be capitalized for more than one year after the completion of drilling, a description of the projects and the activities that you have undertaken to date in order to evaluate the reserves and the projects, and the remaining activities required to classify the associated reserves as proved.

Response:

This question is not applicable to the Company.

•

For exploratory well costs that, as of September 30, 2010, continue to be capitalized for more than one year after the completion of drilling, explain how you have applied the guidance in ASC paragraphs 932-360-35-18 through 932-360-35-20.

Response:

This question is not applicable to the Company.

Note 12. Segment information, page 26

14.	We note the continuing losses for the nine months ended September 30, 2010 in both your Exploration and Production of Oil and Natural Gas (“E&P”) segment and your Drilling segment. We also note your impairment of long-lived assets policy in footnote 2 of your Form 10-K for the fiscal year ended December 31, 2009 which states “ASC 360 requires that the Company’s long-lived assets, including drilling services and other equipment, be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred.” Given the continuing losses in each segment, please tell us and disclose if management has assessed the related long-lived assets for impairment, and if so, the results of that assessment. Further, provide the analysis that supports management’s conclusion.

Response:

The Company has reviewed and assessed its long-term assets for impairment using the criteria in both ASC 360 and ASC 932-360-8 to ASC 932-360-49. With respect to the Company’s exploration and production of oil and natural gas segment, management reviewed each of its properties on a field-by-field basis using undiscounted future cash flows from proved reserves and risk adjusted probable and possible reserves. Unproved properties were assessed considering the following: 1) expiration terms of licenses; 2) results of drilling; 3) the Company’s plans with respect to the property; and 4) progression of development plans. As a result of this review, management concluded that the undiscounted future cash flows from the proved reserves and risk adjusted probable and possible reserves exceeded the net book values of the oil and gas properties for the applicable fields and that no impairment existed with respect to the unproved properties.

With respect to the Company’s drilling segment, the Company considered the following guidance in ASC 360: “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” As such, management considered, among other factors, that (i) the drilling equipment had been acquired within the last two years as part of the Company’s start-up of its drilling segment and (ii) the Company was not aware of, nor believed that, a significant decrease in the market price of the drilling equipment had occurred. Furthermore, the Company expected to experience losses in this segment given the early stages of the business and as the Company focused on the acquisition of assets and was not projecting continuing losses into the future. In addition, the Company recently completed independent appraisals of its rigs and material service equipment which support the Company’s conclusion that no impairment had occurred.

* * * * *

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions concerning this response, please contact me at the number below.

Very truly yours,

/s/ Jeffrey S. Mecom

Jeffrey S. Mecom

Vice President and Corporate Secretary

TransAtlantic Petroleum Ltd.

Direct Phone Number: (214) 265-4795

Direct Fax Number: (214) 265-4711

Jeff.Mecom@tapcor.com

cc:	Matthew W. McCann, TransAtlantic Petroleum Ltd.
Hilda Kouvelis, TransAtlantic Petroleum Ltd.
Garrett A. DeVries, Haynes and Boone, LLP